Fulbright & Jaworski L.L.P.
A Registered Limited Liability Partnership
300 Convent Street, Suite 2200
San Antonio, Texas 78205-3792
www.fulbright.com

dlansdale@fulbright.com	telephone:	(210) 224-5575
direct dial: (210) 270-9367	facsimile:	(210) 270-7205
October 17, 2005
VIA EDGAR AND FEDERAL EXPRESS

Mr. Max Webb
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0305

Re:	CCE Spinco, Inc. Registration Statement on Form 10-12B filed on August 10, 2005 File No. 01-32601
Dear Mr. Webb:
     On behalf of CCE Spinco, Inc. (the “Company”), we hereby submit to you Amendment No. 1 to the Company’s above-referenced Registration Statement on Form 10 (“Amendment No. 1”), including the amended information statement filed as an exhibit to Amendment No. 1 (the “Information Statement”), reflecting changes made in response to the Staff’s comment letter dated September 9, 2005.
     All responses to the comments set forth in this letter are submitted on behalf of the Company at its request. All responses to the accounting comments were prepared by the Company in consultation with its independent auditors. The following numbered paragraphs, which correspond to the numbered paragraphs of the September 9, 2005 comment letter and which include specific references to Amendment No. 1, set forth the Company’s responses to the Staff’s comments.
General
1.	Please file your exhibits as soon as practicable. We will need adequate time to review and, if necessary, comment upon your disclosure regarding them.
Response: The Company is currently in the process of finalizing the terms of the exhibits to the Form 10 and therefore has not filed any additional exhibits with Amendment No. 1. The Company advises the Staff that it will file the remaining exhibits to
Houston · New York · Washington DC · Austin · Dallas · Los Angeles · Minneapolis · San Antonio · Hong Kong · London · Munich

October 17, 2005

Amendment No. 1 as soon as practicable in order to provide the Staff with adequate time to review and, if necessary, comment on such exhibits.
Exhibit 99.1 Information Statement
General
2.	We note a number of blank spaces throughout your information statement concerning material financial amounts, among other things. Please include this disclosure in your revised information statement as soon as practicable. Note that we may have significant additional comments once you have provided this disclosure.
Response: The Company advises the Staff that to the extent known to the Company, the Company has included the missing disclosure in the blank spaces throughout the Information Statement. Any blank spaces that are still included in the Information Statement have not been completed because the Company has not determined the disclosure required to be included therein as of the filing of Amendment No. 1.
Industry Data
3.	We note that you include industry research for estimated data and other figures cited throughout the document, such as those provided by Nielsen Media Research and Pollstar, for example. Please provide us with marked copies of any materials that support these and other third party statements, clearly cross-referencing a statement with the underlying factual support. Confirm for us that these documents are publicly available and were not prepared in connection with the registration statement.
Response: The Company has complied with this comment by supplementally providing the Staff with marked copies of the materials that support the third party statements contained in the Information Statement, clearly cross-referencing each statement with the underlying factual support. The Company hereby confirms to the Staff that the materials provided to the Staff in support of third party statements are publicly available and were not prepared in connection with the Registration Statement.
4.	Please refer to the penultimate sentence of this paragraph (“Although we believe that these sources are reliable...”). We note your statement that you “cannot guarantee their accuracy or completeness.” Delete this statement; as the registrant, you cannot disclaim responsibility for information contained within the filing.
Response: The Company has complied with this comment by deleting the sentence including the statement from the Industry Data section of the Information Statement.

October 17, 2005

Summary, page 1
5.	Please revise to provide more balance to your summary so that it discloses potential key negative factors about your business, such as your significant dependence upon Clear Channel Communications for various aspects of your operations even after the spin-off, your current and expected indebtedness, your need for additional financing, and any imminent expiration of material agreements or service agreements with Clear Channel Communications. So that your summary focuses on the key aspects of the spin-off and your operations, consider reducing here your current strategy discussion, which is more appropriate for your business section.
Response: The Company has complied with this comment by adding a new section into the summary on pages 3 and 4 of the Information Statement titled “Our Challenges” disclosing potential key negative factors about its business. In addition, the Company has further complied with this comment by reducing its strategy discussion on page 3 of the Information Statement in order to focus the disclosure in the summary on key aspects of the spin-off and its operations.
Questions and Answers About CCE Spinco and the Distribution, page 5
Can Clear Channel Communications decide to cancel the distribution . . . , page 6
6.	Please describe under what general conditions Clear Channel Communications’ board of directors would determine that the spin-off is not in the best interest of Clear Channel Communications and its stockholders so that Clear Channel Communications would terminate the stock distribution.
Response: The Company has complied with this comment by describing on pages 6, 48 and 112 of the Information Statement the general conditions under which Clear Channel Communications’ Board of Directors may determine that Clear Channel Communications and the Company were better served being a combined company, thereby making the spin-off not in the best interest of Clear Channel Communications and its stockholders.
What will the relationship between Clear Channel . . . and CCE Spinco be . . . , page 6
7.	Note material aspects of your post-spin-off relationship and agreements with Clear Channel Communications that are not favorable to you.
Response: The Company has complied with this comment by adding disclosure on pages 7, 34, 38, 39 and 122 regarding how corporate opportunities are to be resolved between the Company and Clear Channel Communications during the post spin-off period, which will not necessarily be favorable to the Company.

October 17, 2005

8.	Please indicate any beneficial changes to Clear Channel Communications’ executive officer or director compensation or other management benefits that are related to the spin-off.
Response: The Company supplementally advises the Staff that there will be no beneficial changes to Clear Channel Communications’ executive officer or director compensation or other management benefits that are related to the spin-off; provided, however, as disclosed in the Information Statement, the Company intends to use equity-based compensation policies that link executive officer and director compensation with the Company’s financial performance. See “Management — Employee Benefit Plans” for more a more complete description of these plans.
Summary of the Transactions, page 9
Distribution ratio, page 9
9.	To the extent that you do not indicate so in your revised information statement, please tell us in your response letter how you will determine the ratio of CCE Spinco shares for every Clear Channel Communications common stock share.
Response: The Company supplementally advises the Staff it will determine the ratio of CCE Spinco shares for every Clear Channel Communications common stock share after consultation with its financial advisor, Goldman, Sachs & Co., on a date that is closer to the distribution date, taking into account market conditions, the desired stock price and float for the common stock, CCE Spinco’s current financial condition, its future prospects and those of the industry in which it operates.
Fractional shares, page 9
10.	You state that the distribution agent will aggregate the fractional shares and sell them in the open market in order to distribute cash to the holders of those shares. Please confirm to us in your response letter that the second and third bulleted conditions described in response to question six of our Staff Legal Bulletin No. 4 will be met concerning this distribution.
Response: The Company has added additional disclosure to pages 9 and 42. The Company confirms that the second and third bulleted conditions described in response to question six of Staff Legal Bulletin No. 4 will be met concerning this distribution.
Preferred stock issuance, page 10
11.	Since the agreement appears to already be in place, name the third party investor that will acquire all of the shares of Series A and Series B mandatorily redeemable

October 17, 2005

preferred stock of Holdco #2 prior to completion of the distribution, and confirm that the investor is not an affiliate of Clear Channel Communications or otherwise in a business relationship with Clear Channel Communications. Generally indicate here why Clear Channel Communications has an agreement with the investor that requires the former immediately resell the Series B redeemable preferred stock. In this regard, we note the disclosure on page 111, in which you mention a “pre-existing binding commitment entered into prior to the Holdco #3 Exchange” for Clear Channel Communications to resell the Series B stock to the third party. Tell us the terms of this “commitment,” including when the commitment was created. Please tell us if there is any other business purpose for the Holdco #3 Exchange, other than for Clear Channel Communication to recognize a capital loss.
Response: The Company advises the Staff that while the agreements pursuant to which third-party investors will acquire all of the shares of Series A and Series B redeemable preferred stock will be in place prior to the issuance of any such shares, they are not yet in place. Accordingly, the Company supplementally advises the Staff that it is unable to name the third-party investors or elaborate further on the precise terms of these agreements at this time, as they are currently unknown. However, none of these third-party investors will be affiliates of Clear Channel Communications or will otherwise have any significant business relationship with Clear Channel Communications. The issuance of the Series A redeemable preferred stock to a third party investor will raise $20 million to be used to repay a portion of the Company’s intercompany note payable to Clear Channel Communications. The issuance of the Series B redeemable preferred stock to Clear Channel Communications will be part of the Holdco #3 Exchange, and the sale thereof to a third-party will raise $20 million for Clear Channel Communications, from which the Company will not receive any proceeds. The issuance and sale of the Series A and Series B redeemable preferred stock together with the Holdco #3 Exchange are structured to raise desired financing and to facilitate the overall tax efficiency of the distribution. The Company has revised the disclosure on pages 11, 38, 44, 45 and 131 to comply with this comment.
Payment of intercompany note, page 11
12.	Quantify the “portion” of the intercompany note that will be repaid with the proceeds from the various offerings and advance described here.
Response: The Company advises the Staff that it intends to close on its secured credit facility and its senior unsecured notes offering (the “Financing”) prior to the spin-off. The final terms of the Financing have not yet been determined and therefore the Company does not know at this time the amount of money it will have available to repay the intercompany note. However, the Company has complied with this comment by adding disclosure containing an estimate of the portion of the

October 17, 2005

intercompany note that will be repaid with the proceeds from the Financing on pages 11 and 112 of the Information Statement.
Tax consequences to stockholders, page 11
13.	Please provide us with the Skadden Arps tax opinion as soon as possible. We may have comments on the opinion. Tell us if the opinion will be filed as an exhibit or attached as an appendix.
Response: The Company advises the Staff that as described on pages 45 and 46 of the Information Statement, the Skadden Arps tax opinion will rely on the private letter ruling to be received by Clear Channel Communications from the IRS as to the matters covered by such ruling. Accordingly, the Skadden Arps tax opinion will not be prepared until Clear Channel Communications has received its private letter ruling from the IRS. The Company does not intend to file this opinion as an exhibit or attach it as an appendix in order to preserve attorney/client privilege.
Summary Historical and Pro Forma Financial and Other Data, page 14
Non-GAAP Financial Measures, page 18
14.	When demonstrating the usefulness of the non-GAAP measure, please refrain from using boilerplate and provide a statement that is specific to you, the particular measure, the nature of your business and the manner in which your management assesses the measure and applies it to management decisions. Your statement should work only regarding this measure at this time; if your statement is readily transferable to other uses of non-GAAP measures by you or even to other companies’ use of non-GAAP measures, it is probably boilerplate. See Item 10(e)(1)(i) of Regulation S-K. Also please refer to our Conditions for Use of Non-GAAP Financial Measures release available on our website at http://www.sec.gov/rules/final/33-8176.htm, and revise your document accordingly.
Response: The Company has reviewed the Staff’s comment and believes it is in compliance with the Commission’s rules on non-GAAP financial measures. As described beginning on pages 18 and 19 of the Information Statement, the Company uses OIBDAN as a measure of operational strengths and performance of the Company’s business in its industry. The Company uses OIBDAN for a number of internal and external purposes, including:
1.	As a measurement of operating performance because it assists the Company in comparing its performance on a consistent basis across various time periods by removing the impact of the Company’s capital structure, asset base and tax rates from its operating results.

October 17, 2005

2.	In presentations to its Board of Directors, so that the Board has the same measurement basis for operating performance used by Company’s management.
3.	In communications to investors, so that investors have the same measurement basis for operating performance used by the Company’s management. In addition, OIBDAN improves investors’ ability to understand the Company’s operating performance and compare the Company’s operating results with other companies that may have different capital structures, asset bases and tax rates.
4.	In analysis of acquisition targets and divestiture alternatives to evaluate (i) appropriate valuation ranges and (ii) the financial impact of a transaction on the Company’s operating performance.
5.	In competitor analysis to evaluate the Company’s operating performance and public market valuation relative to its peer group.
6.	As a measurement for determining operating budgets.
7.	As a basis for incentive bonuses paid to corporate officers and employees.
8.	As a measurement for long term planning and forecasting. As an example, the Company’s long term forecasting model highlights OIBDAN projections.
9.	As a measure for compliance with leverage covenants in the Company’s bank credit facilities.
The Company has determined that the amounts of OIBN and operating income for the Company are substantially equivalent; the Company has therefore removed from the

October 17, 2005

Information Statement all references to OIBN. Similar changes have been made on pages 56 and 57.
Risk Factors, page 19
General
15.	Please discuss first the risks associated with your leverage.
Response: The Company has complied with this comment by moving all of the risks contained in the “Risks Associated with Our Leverage” section of the Risk Factors to begin on page 20 before the “Risk Factors Relating to Our Business” section of the Risk Factors.
16.	Make sure that each risk factor caption reflects the risk that you discuss in the text. Do not merely state a fact about the transaction or your business, such as “We face intense competition in the live entertainment industry” on page 26 and “We are dependent upon our ability to lease, acquire and develop live entertainment venues” on page 27. These are only examples. Revise throughout to succinctly identify in your captions the risks that result from the facts and uncertainties. Potential investors will be better able to read the risk factor captions and come away with an understanding of what the risk is and the result of the risk as it specifically applies to this transaction and your company.
Response: The Company has complied with this comment by revising the risk factor captions throughout the Risk Factor section beginning on page 20 of the Information Statement that may not have succinctly identified the risks that result from the facts and uncertainties.
Exchange rates may cause fluctuations. . . , page 23
17.	So that investors may assess the likelihood and magnitude of the risk, revise to describe whether such fluctuations have negatively affected your results of operations in the past.
Response: The Company has complied with this comment by revising the text of the risk factor on page 26 of the Information Statement.
Our success depends on our ability to retain our senior management. . . , page 27
18.	Please explain the particular risk to your business and operations, especially considering that you appear to have made temporary arrangements with Clear Channel Communications to continue using some of its management.
Response: The Company has complied with this comment by revising the text of the risk factor on page 25 of the Information Statement to explain the particular risk

October 17, 2005

to its business and operations. The Company supplementally advises the Staff that it no longer intends to continue using some of Clear Channel Communication’s senior management, other than as members of its Board of Directors.
We depend upon unionized labor for the provision of some of our service. . . , page 27
19.	Delete the mitigating language “We believe that we enjoy good relations with our employees. . . ”
Response: The Company has complied with this comment by deleting the mitigating language in the text of the risk factor on page 30 of the Information Statement.
Our separation from Clear Channel Communications. . .strong brand. . . , page 28
20.	Also describe how Clear Channel Communications’ engaging in any activities that overlap with your business would increase the risk associated with its “strong” brand.
Response: The Company has complied with this comment by adding disclosure in the text of the risk factor on page 31 of the Information Statement to describe how Clear Channel Communications’ engaging in any activities that overlap with the Company’s business would increase the risk associated with establishing a strong new brand in the live entertainment industry.
To service our debt . . . , page 30
21.	Quantify the anticipated amount needed to fund your debt service obligations after the completion of the spin-off and related offerings.
Response: The Company has complied with this comment by stating its current estimate of future annual debt service obligations (excluding interest) and including a cross reference in the second paragraph of the risk factor on page 21 of the Information Statement to the pro forma table in the firm commitments section of Management’s Discussion and Analysis of Financial Conditions and Results of Operations section beginning on page 74 of the Information Statement that quantifies the anticipated amounts needed to fund the Company’s debt service obligations after the completion of the spin-off and related offerings.
We are a holding company. . . , page 31
22.	Quantify the amount of your subsidiaries’ “existing and future liabilities” to which your own debts are subordinated.
Response: The Company advises the Staff that it intends to close on the Financing prior to the spin-off and therefore cannot quantify this amount. As of June 30,

October 17, 2005

2005, the Company has current liabilities of $1,009.7 million and long-term liabilities, net of any debt to Clear Channel Communications, of $108.4 million. All of these liabilities are held by subsidiaries of Holdco #3 except for current liabilities of $7.4 million. The Company has revised the text of the risk factor on page 22 of the Information Statement to include disclosure on such current liabilities.
If Clear Channel Communications engages in the same type of business. . . , page 33
23.	Describe to what extent Clear Channel Communications currently intends to engage in activities that overlap with your business.
Response: The Company advises the Staff that Clear Channel Communications does not currently intend to engage in activities that overlap with its business, other than Clear Channel Communications’ radio stations may continue to promote concerts in their local markets. The Company has revised the risk factor accordingly on pages 32 and 34 of the Information Statement.
If Clear Channel Communications engages in the same type of business. . . , page 33
24.	Please briefly elaborate on the nature of the “corporate opportunity policy” and explain why such policy poses a risk. For example, you should state here that, under the policy, Clear Channel Communications, rather than your company, will have the right to any corporate opportunity arising from a potential transaction in which both companies have an interest.
Response: The Company has complied with this comment by adding disclosure in the text of the risk factor on page 34 of the Information Statement to elaborate on the nature of the corporate opportunity policy and explain why such policy poses a risk.
The spin-off could result in significant tax liability, page 33
25.	Please separate the discussion concerning the risk to your shareholders and you from the discussion concerning the risk to Clear Channel Communications; include the discussions as distinct risk factors.
Response: The Company has complied with this comment by separating the discussion of the risk on pages 34, 35 and 36 of the Information Statement into distinct risk factors.
Our corporate governance documents. . . , page 36
26.	Please discuss the degree of control that Clear Channel Communications will have on your company, including the ability to deter any change of control attempts, due to the various agreements between Clear Channel Communications and your company,

October 17, 2005

e.g., master separation and distribution agreement and transitional trademark license agreement.
Response: The Company advises the Staff that the tax matters agreement will have language that could deter a change of control. The Company has complied with this comment by adding disclosure in the text of the risk factor on pages 38 and 39 of the Information Statement.
We could be liable for income taxes owed by Clear Communications, page 34
27.	Please define or summarize “the Holdco #3 Loss” rather than rely on a reference to the definition stated much later on page 111. So that investors can realize the extent of the risk, please give an idea of what your exposure concerning this tax liability would be.
Response: The Company advises the Staff that Clear Channel Communications expects to recognize a capital loss for U.S. federal income tax purposes (the “Holdco #3 Loss”) in connection with the distribution and the Holdco #3 Exchange (as described throughout the Information Statement and defined on page 117 of the Information Statement). The amount of such the Holdco #3 Loss is not determinable prior to the Holdco #3 Exchange since it will depend upon clear Channel Communications’ tax basis in the stock of Holdco #3 under applicable income tax regulations as well as the fair market value of such stock, in each case, as of the time of the Holdco #3 Exchange. The Company has revised the disclosure in the text of the risk factor on page 36 of the Information Statement to address this comment.
The Distribution, page 39
Reasons for the Spin-Off, page 39
28.	Please provide more detail as to how the spin-off is in the best interests of Clear Channel Communications, CCE Spinco and Clear Channel Communications stockholders. For example,
•	You state that it will enable you to “resolve management and systemic problems that arise by the operation of [y]our businesses within a single affiliated group.” Describe what the management and systemic problems are.
•	You state that it will improve your competitiveness “by resolving inherent conflicts and the appearance of such conflicts with artists and promoters.” Explain what these conflicts are and why they are significant to you.
•	You state it will “simplify and reduce” your regulatory burdens—is it that you will be less regulated?

October 17, 2005

•	You state that “it will enhance the ability of each of Clear Channel Communications and [you] to issue equity efficiently and effectively for acquisitions and financings.” Please elaborate, considering the significant restrictions you will have due to the terms of the indebtedness you will incur by the time of the distribution. Also, elaborate as to the benefits Clear Channel Communications will have in this regard.
•	You state “it will enhance the efficiency and effectiveness of each of Clear Channel Communications’ and [y]our equity-based compensation.” Please explain how in more concrete terms.
In your revisions, discuss the fact that Clear Channel Communications, at the same time, has chosen to retain a significant ownership interest in Clear Channel Outdoor Holdings and the reasons why Clear Channel Communications is conducting the Outdoor Holdings initial public offering and your spin-off at the same time. Also consider Clear Channel Communications’ recent disclosure that it will issue a special dividend, conduct more share repurchases or a combination of dividend and repurchases following the initial public offering.
Response: The Company has complied with this comment by revising the disclosure on pages 5 and 41 of the Information Statement.
29.	We note that, since the second quarter of 2004, Clear Channel Communications has purchased over 10% of its shares of outstanding common stock under various share repurchase programs and has indicated that it could purchase up to $1.6 billion more. Please tell us in your response letter whether these share repurchases are the first steps in a going-private transaction involving a Clear Channel Communications pared down to only its radio broadcasting business. Refer to Rule 13e-3(a)(3) and Question and Answer No. 4 of Exchange Act Release No. 34-17719 (April 13, 1981). Is the spin-off related to the share repurchases in this respect?
Response: The Company advises the Staff that there is no current plan for a going private transaction. The share repurchases are not the first steps in a planned going-private transaction involving Clear Channel Communications pared down to only its radio broadcasting business. The Company advises the Staff that the spin-off is not related to the share repurchases or part of any transaction or series of transactions which has a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in Rule 13e-3(a)(3)(ii). Rather, Clear Channel Communications’ Board of Directors determined that, given the current stock price of Clear Channel Communications, a repurchase of stock was the best way for Clear Channel Communications to create value by returning capital to its stockholders.

October 17, 2005

Incurrence of Debt, page 41
30.	Discuss the purpose of the incurrence of debts described on this page. Provide a similar explanation for the issuance of the Series A and Series B preferred stock. Explain how these transactions relate to the proposed spin-off and why they are being conducted in conjunction with the spin-off. Clearly state how the proceeds will be used.
Response: The Company has complied with this comment by adding paragraphs on pages 43 and 44 of the Information Statement that discuss the purpose of the incurrence of debts by the Company and the issuance of the Series A and Series B preferred stock and the use of proceeds therefrom, and how these transactions relate to the proposed spin-off and why they are being conducted in conjunction with the spin-off.
Capitalization, page 46
31.	Please revise to include mandatory redeemable preferred stock in the long-term debt category and reference to a footnote to the table.
Response: The Company has complied with this comment by revising the Capitalization table on page 49 to remove the preferred stock from stockholders’ equity and include it as a line item below other long-term debt.
Unaudited Pro Forma Condensed Combined Financial Data, page 47
32.	Please revise to reflect the mandatorily redeemable preferred stock as long-term debt in the pro forma balance sheet. Also, please reflect the dividends associated with the preferred stock as interest expense in the company’s pro forma statements of operations. Refer to the guidance outlined in SFAS No. 150.
Response: The Company has complied with this comment by revising the pro forma balance sheet on page 52 of the Information Statement to reflect the mandatorily redeemable preferred stock in long-term liabilities. The Company has also revised the pro forma statements of operations to reflect dividends associated with the preferred stock as interest expense.
33.	The pro forma statement of operations as currently presented does not include any adjustments for changes in costs sharing or other arrangements with Clear Channel Communications such as the Transition Services Agreement discussed on page 109. Please revise the pro forma statement of operations to include pro forma adjustments giving effect to any changes in expenses that will result from the spin-off from Clear Channel Communications, to the extent that such changes in expenses are factually supportable as required by Rule 11-02(b)(6) of Regulation S-X.

October 17, 2005

Response: The Company advises the Staff that it has not included an adjustment to the pro forma statement of operations for changes in costs sharing because it determined the difference between its estimated cost for 2006 and the actual allocated costs for 2002, 2003, 2004 and 2005 to be immaterial, and has disclosed this beginning on page 51 of the Information Statement. At present, the Company believes the estimated expense for 2006 to be between $11 million and $12 million, which is comparable to the actual costs allocated by Clear Channel Communications of $8.5 million, $9.2 million, $9.8 million and $4.7 million for the years 2002, 2003, 2004, and for the six months ended June 30, 2005, respectively. Once the transitional services agreement is final, and the associated costs are factually supportable, the Company will review the difference between the contractually agreed amounts and previously allocated expenses to reassess the need for pro forma adjustments based on materiality.
Selected Combined Financial Data, page 51
Cash Flow Data, page 53
34.	Please revise to include the cash flow data for the two earliest periods presented or tell us and explain in your disclosures why you are unable to do so.
Response: The Company has separately submitted to the SEC’s Office of the Chief Accountant a letter requesting a waiver of the requirement regarding the disclosure of the cash flow data for the years ended December 31, 2000 and 2001. A copy of such letter is supplementally enclosed herewith.
Management’s Discussion and Analysis, page 55
35.	Please discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands, or uncertainties that may affect the company’s financial condition. Challenges that should be discussed include the transition from being a wholly-owned subsidiary to a publicly-traded company (including paying for the increased costs associated with being a public company), the company’s ability to generate similar rates of growth, and any plans for expansion. Consider identifying the metrics used to gauge the company’s financial condition or performance.
Response: The Company has complied with this comment by adding disclosure on pages 58 and 59 of the Information Statement.
36.	Provide an expanded discussion of management’s analysis of the company’s performance based on an evaluation of “OIBDAN” and “OIBN.” Describe the assessments or conclusions that management made.

October 17, 2005

Response: The Company has complied with this comment by adding disclosure on pages 59 and 60 of the Information Statement.
Combined Results of Operations, page 59
37.	Please quantify the impact of each factor when multiple factors contribute to material fluctuations in line items. In addition, discuss any known trends in your reported results that occurred or are likely to occur and may affect future results. For example, disclose whether or not you anticipate changes to revenues, changes in various divisional operating expenses, and whether there are any anticipated trends with respect to interest expense or further debt borrowings. These are merely a few examples. Please see SEC Release No. 34-48960.
Response: The Company has complied with this comment by quantifying the impact of several additional factors when multiple factors contribute to a material fluctuation. As discussed in the basis of presentation on page 58 of the Information Statement, the Company’s business is dependent on the overall health of the economy and the availability of affordable and desirable artistic content which represent the most immediate material uncertainties surrounding its business. Additionally, geopolitical events and governmental regulation can impact the Company’s operations. However, given the uncertainty surrounding these circumstances, the Company cannot predict the impact each might have in the future.
38.	Describe any known trends or uncertainties that had, or you expect may reasonably have, a material impact on your operations and if you believe that these trends are indicative of future performance.
Response: The Company has complied with this comment by adding disclosure on pages 58 and 59 of the Information Statement.
Income Taxes, page 62
39.	We refer you to the last paragraph in this section. Please clarify your accounting for the taxable income in 2002 deferred in previous years. Explain why the recognition of current tax expense/liability and reversal of a deferred tax liability resulted in the recording of a deferred tax benefit of $123.6 million.
Response: The Company advised the Staff that for the twelve months ended December 31, 2000, the Company deducted, for income tax purposes, certain contingent liabilities related to a lawsuit filed against the Company. The amount of the tax deduction in excess of the deduction taken for financial reporting purposes resulted in a reduction of current tax expense and an increase in deferred tax expense in 2000. During the twelve months ended December 31, 2002, the lawsuit was settled for a lesser amount than previously deducted. The amount deducted in

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2000 in excess of the settlement amount paid in 2002 was reversed and recognized in taxable income in 2002. As a result, current tax expense increased by $123.6 million and deferred tax expense decreased by the same amount.
Global Theater Results of Operations, page 64
Six Months Ended June 30, 2005 to Six Months Ended June 30, 2004
40.	We refer you to the second to last sentence in the last paragraph on the page. You disclose that reductions in the investment values of your domestic productions reduced your revenue in the first six months of 2005. Please clarify for us the nature of this reduction in investment value and why a write-down of an investment directly impacts your revenue. We would expect to see an impact to your net income through expenses. Please advise.
Response: The Company advises the Staff that, with respect to reduction in investment values, investments in theatrical productions are advances that the Company has made to cover production costs in various theatrical shows being developed. The advances are valued based on the amount invested less any subsequent distributions received. These assets are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Thus, impairments, which have historically been immaterial, are adjusted through revenue. The Company recorded $3.3 million of impairments and no impairments for the six months ended June 30, 2005 and 2004, respectively. The Company recorded $0.6 million of impairments for the year ended December 31, 2004.
Liquidity and Capital Resources, page 67
41.	We note your statement that “Subsequent to this distribution, Clear Channel Communications will not be providing us with funds to finance our working capital or other cash requirements. Without the opportunity to obtain financing from Clear Channel Communications, we will in the future need to obtain additional financing from banks, or through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements.” Please indicate how soon you will need to obtain such financing. Indicate whether you will be able to rely on the sources of liquidity you list on page 68 to meet your obligation for the next twelve months and beyond.
Response: The Company has complied with this comment by adding disclosure on pages 10, 71 and 72 of the Information Statement indicating how soon it may need to obtain financing and whether it will be able to rely on the sources of liquidity listed on page 72 of the Information Statement to meet its obligations for the next twelve months and beyond.
42.	We note your statement on page 78 that you “were formed through acquisitions of various entertainment businesses and assets by
[y]our predecessors.” In light of your “need to incur additional debt or issue equity to make strategic acquisitions or

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investments” and that your “ability to issue additional equity may be constrained because [y]our issuance of additional stock may cause the distribution to be taxable under section 355(e) of the Code,” please revise your disclosure throughout, including here and where you discuss your strategy on page 86 to “selectively pursue investment and acquisition opportunities,” with an assessment of the likelihood you could do any significant acquisitions in the near term.
Response: The Company supplementally advises the Staff that prior to being owned by Clear Channel Communications, the predecessor entity significantly comprising of the entertainment business of Clear Channel Communications was formed through acquisitions. The Company has complied with this comment by adding disclosure on pages 72 and 92 of the Information Statement.
43.	We note that cash held by your international and domestics businesses may be contractually restricted. Please tell us the nature of these restrictions and explain why these are items are not classified as restricted cash in the balance sheets presented.
Response: The Company advises the Staff that under ARB43, CH3A, Par. 6, cash should be designated as restricted if it is restricted as to withdrawal or use for other than current operations, as well as other circumstances where the cash is designated or earmarked for uses other than the use to fund current operations. Under Rule 5-02 of Regulation S-X, cash should be designated as restricted if it is a legally restricted deposit held as a compensating balance against short-term borrowing arrangements, or restricted by a contract entered into with another party. Other examples of cash that should be disclosed as restricted are described in Accounting Series Release 148. The Company does not believe its cash meets the criteria in this guidance and has not disclosed restricted cash in its financial statements. The disclosure on page 71 of the Information Statement has been changed to delete the references to contractual restrictions.
Contractual Obligations and Commitments, page 69
44.	Please revise your table of contractual cash obligations to include the following estimated interest payments on your debt and estimated payments under interest rate swap agreements. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. Please also disclose any assumptions you made to derive these amounts.
Response: The Company has complied with this comment by revising the table of contractual cash obligations on page 74 of the Information Statement to include the estimated interest payments on the contemplated debt. The Company will revise the pro forma table of contractual cash obligations on page 74 of the Information Statement to include the pro forma interest payments related to the interest on the new debt structure for the Company once that information is available. The Company currently is not a party to any interest rate swap agreements.

October 17, 2005

45.	Please revise the contractual obligations table to include other long-term liabilities. You should reflect all other long-term liabilities as reflected on your balance sheet under GAAP. See Item 303(a)(5) of Regulation S-K.
Response: The Company advises the Staff that it is the Company’s understanding that Item 303(a)(5) of Regulation S-K requires tabular disclosure of its known contractual obligations. One of the line items in the table in Item 303(a)(5) is “Other Long-Term Liabilities Reflected on Registrant’s Balance Sheet under GAAP”. At December 31, 2004, the Company’s other long-term liabilities consisted of the amounts disclosed on page F-24 of the Information Statement. The total of the Company’s other long-term liabilities was approximately $89.0 million, of which tax contingencies comprise $70.8 million. The Company is not able to estimate an appropriate column of the table required by Item 303(a)(5) regarding its other tax contingencies because the Company is not in a position to predict when they may become due. Therefore, the Company has added a footnote to the table on page 74 describing the amount and nature of its other long-term liabilities.
Cash Flows, page 70
Investing Activities, page 70
Six Months Ended June 30, 2005 Compared to Six Months ended June 30, 2004, page 70
46.	You disclose that the primary reason for the $24 million decrease in cash used in investing activities was due to fewer acquisition related payments in 2005. Acquisition payments in 2005 per the statement of cash flows amounted to approximately $11 million less than the prior year. We note, however, another large variance in investing activities from the prior year. Please tell us and explain in MD&A the nature of the items comprising “Decrease (increase) in other–net” and the factors responsible for the variance of $20 million from the comparable period of the prior fiscal year.
Response: The Company advises the Staff that the $20 million change in “Decrease (increase) in other–net” relates to the foreign exchange translation effects on cash. The Company has reclassified this to “Effect of exchange rate changes on cash” in its combined statements of cash flows to be consistent with its presentation for the six months ended June 30, 2004 and years ended December 31, 2004, 2003, and 2002.
Year Ended December 31, 2003 Compared to Year Ended December 31, 2002, page 70
47.	Please explain further why an increase in current tax payments contributed by owner results in a decrease in cash provided by operations.

October 17, 2005

Response: The Company has complied with this comment by revising disclosure on page 75 of the Information Statement discussing the changes in cash flows from operations.
Industry Overview, page 76
48.	When you discuss general characteristics of the live music, theatrical and other industries, such as the amount of revenues generated in the industry in 2004, note your particular situation, such as how much you generated in revenues during that period. Also disclose the “trade organization” that is the source for your statement on page 76 of gross ticket sales for the North American theatrical industry.
Response: The Company has complied with this comment by adding disclosure beginning on page 81 of the Information Statement to include revenues generated by its global music and global theater segments from 2002 to 2004 and several growth trends regarding general characteristics of the live music and theatrical industries. In addition, the Company has revised the disclosure on page 82 of the Information Statement to include the source of the statement of gross ticket sales for the North American theatrical industry.
Business, page 78
General
49.	Where appropriate, please note throughout the areas in which, after the spin-off has occurred, Clear Channel Communications and you will have overlapping business activities.
Response: The Company advises the Staff that Clear Channel Communications and the Company currently do not intend to have overlapping business activities. However, the Company intends to advertise its concerts on Clear Channel Communications’ radio stations, and Clear Channel Communications’ local radio stations may continue to sponsor the same types of concerts and other events that the Company sponsors and has disclosed this on pages 32 and 92 of the Information Statement.
Competition, page 86
50.	Discuss in greater detail your competition’s advantages in relation to you and how this affects your competitive position within your markets. Also, to the extent reasonably known, provide quantified disclosure of your market shares in each of your markets. See Item 101(c)(x) of Regulation S-K.
Response: The Company has complied with this comment by adding disclosure on pages 92 and 93 of the Information Statement.

October 17, 2005

Legal Proceedings, page 88
51.	Describe the relief sought in each case mentioned. See Item 103 of Regulation S-K. If material, indicate the amount of relief sought.
Response: The Company has complied with this comment by adding disclosure on page 95 of the Information Statement to include the relief sought, and if material, the amount of relief sought, in each case mentioned.
Management, page 90
Stock Options, page 95
52.	We note the discussion on page 95 indicating that the company plans to make stock option and other stock-based compensation awards under its new stock incentive plan at or shortly after the time of the spin-off. Please tell us and discuss in MD&A the number and terms of the company’s expected stock-based compensation grants. Also, tell us and discuss in MD&A the amount of compensation expense the company expects to incur in connection with the option grants. If no expense will be recognized, please explain why.
Response: The Company advises the Staff that because of its new management team and newly formed board of directors, the Company has not yet determined the stock option and other stock-based compensation awards it will grant under its new stock incentive plan at or shortly after the time of the spin-off. Therefore, the Company is not in a position to discuss in MD&A or otherwise the amount of compensation expense the Company expects to incur in connection with the option grants.
Employee Benefit Plans, page 96
53.	Please describe the criteria by which you will determine the amounts payable, subject to adjustments as you deem appropriate, for the named executive officers.
Response: The Company advises the Staff that the annual incentive bonuses which may be payable to named executives of the Company for 2005 performance will be based on improvement to OIBDAN over 2004 levels. The performance goals and bonus opportunities were fixed in early 2005 in accordance with the Clear Channel Communications’ Annual Incentive Plan. The bonus opportunities vary by participant, and are not based on a standard formula or other guidelines. The Company will not make adjustments to the performance goals or bonus opportunities to reflect the spin-off.

October 17, 2005

Our Relationship with Clear Channel Communications After the Distribution, page 104
Master Separation and Distribution Agreement, page 104
54.	We note your statement that “Clear Channel Communications may amend the Master Agreement at any time prior to the consummation of the distribution without [y]our approval.” Since the master agreement will set forth “[y]our agreements with Clear Channel Communications regarding the principal transactions required to effect the transfer of assets and the assumption of liabilities necessary to separate [y]our company from Clear Channel Communications,” tell us whether you intend to recirculate your information statement to discuss any material changes in your disclosure regarding material terms of the master agreement. If not, then tell us how you intend to communicate such changes to shareholders, if at all.
Response: The Company advises the Staff that if there are any material changes to the Master Agreement once executed, it will discuss those changes with the Staff to ascertain the appropriate manner in which to disclose such changes to its stockholders.
Where You Can Find More Information, page 125
55.	Please revise your disclosure to reflect our current address, 100 F Street, N.E., Washington, D.C. 20549.
Response: The Company has complied with this comment by revising the disclosure on page 131 of the Information Statement to reflect the SEC’s current address.
CCE Spinco, Inc. Financial Statements for the period ended December 31, 2004
Consolidated Statements of Operations
56.	Please revise to disclose pro forma basic and diluted earnings per share for all periods presented in the consolidated statements of operations. Since the spin-off is being accomplished through a stock dividend issued to shareholders by the company’s parent, we believe it should be given retroactive effect in the company’s earnings per share computations for all periods presented.
Response: The Company advises the Staff that it will revise the Information Statement to add the pro forma earnings per share data to the Statement of Operations prior to the Registration Statement on Form 10 being declared effective. The data cannot be calculated at this time as the ratio of the Company shares to be distributed per common share of Clear Channel Communications has not yet been determined.

October 17, 2005

General
57.	We note that CCE Spinco is a wholly-owned subsidiary of Clear Channel Communication prior to the spin-off transaction. Please confirm to us that the separate financial statements of CCE Spinco reflect all of the expenses that the parent incurred on your behalf and that your results of operations would not have been materially different if you had operated as an unaffiliated company. Examples of such expenses include officer and employee salaries, rent or depreciation, advertising, accounting and legal and other selling, general, and administrative expenses. Refer to the guidance outlined in SAB Topic 1-B.
Response: The Company advises the Staff that it believes that the separate financial statements of the Company reflect all of the expenses that Clear Channel Communications incurred on the Company’s behalf. The Company does not believe that if it were operated as an unaffiliated company, its financial statements would be materially different. Except for some corporate overhead costs, the Company’s accounting records are maintained separately by the Company and only reflect the operations of the Company. From a corporate perspective, the Company maintains a separate corporate headquarters. Certain costs are incurred at the Clear Channel Communications corporate level for the Company’s benefit. These costs include accounting and legal services as well as various executive salaries. An allocation of these expenses based on headcount is recorded on the financial statements of the Company to properly reflect its share of these costs. The Company believes this allocation reasonably reflects the costs of services provided by Clear Channel Communications on behalf of the Company.
58.	We refer you to your references of divested business and the sale of a business on pages 62, 66, and F-15. Please provide further details on the nature of these divestitures and sales. Your response should indicate the nature of the business disposed of, the proceeds received in connection with the sale or disposal, the carrying value of your investment at the time of sale and the amount of any gains or losses recognized in connection with the sales. Also, explain why your accounting treatment for the sales or disposals as components of continuing operations was appropriate. Include details as to why the businesses were transferred with CCE Spinco from Clear Channel Communications and subsequently sold.
Response: The Company advises the Staff that for the year ended December 31, 2004, 2003, and 2002, the Company recorded a loss of $10.7 million (included a $4.3 million restructuring accrual, which the Company has addressed in its response to Comment 62), and gains of $1.0 million and $15.2 million, respectively, in “Other income (expense) — net.” The loss of $6.4 million related to the Company’s sale of its leisure business on May 10, 2004, which involved the management of approximately 40 general leisure centers across the United Kingdom (swimming pools, gyms, tennis courts, playing fields, etc.). The gain of $15.2 million related to the sale of the Company’s cinemas and bingo

October 17, 2005

businesses April 5, 2002, which consisted of approximately 12 cinemas and approximately 5 bingo halls again in the United Kingdom.
SFAS No. 144 states that impairment losses recognized for a long-lived asset that will be held and used and a gain or loss recognized on the sale of a long-lived asset that is not a component of an entity shall be included in “other general expense (footnote 68 to SAB 13), a component of income from continuing operations. The Company believes that the sales described above met the criteria in paragraph 41 of SFAS No. 144 to be considered a component of an entity. The Company chose to disclose the losses as a non-operating component of continuing operations rather than discontinued operations as a separate component of income before extraordinary items and the cumulative effect of accounting changes based on a consideration of materiality.
In assessing materiality, the Company did not consider the gain or loss related to these transactions as an appropriate measure of materiality, given its essentially breakeven results in 2004 and 2002. Rather, the Company assessed materiality based on revenue of these operations as a percent of total revenues. Revenue for leisure business was approximately $14.4 million or 0.1% of total revenue, $38.5 million or 1% of total revenue and $36.3 million or 1% of total revenue, during 2004, 2003 and 2002, respectively. Revenue for the cinemas and bingo businesses was $5.6 million or 0.2% of total revenue for 2002. Income before tax for the leisure business was a loss of approximately $0.8 million, a loss of approximately $2.4 million and income of $1.5 million, during 2004, 2003 and 2002, respectively. Income before tax for the cinemas and bingo businesses was $1.2 million during 2002.
The Company received proceeds of $0.2 million and $33.2 million on the disposal of the leisure, cinemas and bingo businesses, respectively. The net book value at the time of sale was $10.9 million and $17.9 million for the leisure, cinemas and bingo businesses, respectively.
The sales of the leisure, cinemas and bingo businesses occurred prior to the Company’s contemplation of the spin-off.
Notes to Combined Financial Statements
Note A summary of Significant Accounting Policies
Stock Based Compensation
59.	Your current presentation of pro forma net earnings does not comply with the requirements of SFAS No.123, as amended by SFAS No.148. Please revise to disclose the method and significant assumptions used to estimate the fair value of

October 17, 2005

options as required by paragraph 47d of SFAS No. 123. Also, please disclose pro forma basic and diluted earnings per share assuming the fair value method outlined in SFAS No. 123 had been used to account for stock-based compensation.
Response: The Company advises the Staff that it will revise the disclosure on pages F-12 and F-13 of the Information Statement to disclose earnings per share assuming the fair value method outlined in SFAS No. 123 prior to the Registration Statement on Form 10 being declared effective. The data cannot be calculated at this time as the ratio of the Company shares to be distributed per share of Clear Channel Communications has not yet been determined.
Note B – Long Lived Assets, page F-12
Definitive-lived Intangibles
60.	We note that you amortize definite-lived intangible assets over the lives of the respective agreements or over the period the assets are expected to contribute to the company’s future cash flows. Please confirm that you amortize over the shorter of these periods. Refer to SFAS 142, paragraph 11. Also, please revise the notes to your financial statements to disclose the amounts assigned to each category of intangibles and the weighted average amortization period for each category of intangibles.
Response: The Company confirms to the Staff that its amortization of definite-lived intangibles is over the shorter of the respective lives of the agreement or the period of time the assets are expected to contribute to the Company’s future cash flows. Accordingly, the Company has revised Note B and Note 2. Below is the break-out between the two categories of these definite-lived intangibles.
As to the weighted average amortization period, it is the Company’s understanding that the disclosures required under paragraph 44(a)(3) are required only in the period of acquisition. During 2004 and 2003, the Company acquired approximately $1.2 million and $0.9 million, respectively, in contractual rights or non-compete agreements, which the Company did not consider material for disclosure.
(in thousands)

			June
	2003	2004	2005

Non-Compete Agreements	8,757	8,767	8,628
Other Intangibles	17,675	18,154	17,749

	26,432	26,921	26,377

Accum Amort — Non-Competes	(5,806)	(7,122)	(7,825)
Accum Amort — Other Intangibles	(5,087)	(4,961)	(5,268)

	(10,893)	(12,083)	(13,093)

October 17, 2005

Goodwill, page F-13
61.	Please provide further details on the nature of the “Adjustments” to goodwill of $20 million and $96 million in 2003 and 2004, respectively. Include in your response the specific nature of the contingencies, the amounts initially recognized for the contingencies, their ultimate resolution and why this resulted in a reversal of previously established reserves. Also, please explain in detail why you believe reflecting the resolution of the contingencies as adjustments to goodwill is appropriate and in accordance with the guidance outlined in paragraphs 40 and 41 of SFAS No. 141, or other applicable literature. We may have further comment upon receipt of your response.
Response: The Company advises the Staff that in 2003, the Company made a $20 million adjustment to goodwill. Of the total adjustment, $11.1 million related to the correction of the purchase price allocation of an acquisition that occurred during the year ended December 31, 2000. The Company discovered this adjustment in 2003, and based on a materiality assessment recorded the correcting entry in that year. The remaining $8.9 million related to a reserve that was created in accordance with EITF 95-3 associated with notes receivable from former executives whose employment terminated at acquisition. The Company determined that the notes receivable were part of the overall severance package for these executives because it believed at acquisition that collection of the notes was doubtful. Therefore, the reserve was treated as severance payments to these executives. The Company subsequently collected on these notes and reversed the reserve to goodwill in accordance with EITF 95-3.
The adjustment to goodwill in 2004 for $96 million relates to tax contingencies established in purchase accounting that were resolved in 2004 and reversed back against goodwill as a reduction in the cost of the acquisition. The Company directs the Staff to its response to Comment 67 below for a further explanation of such reversal.
C – Restructuring
62.	We note the disclosure indicating that the company recognized a $6.4 million restructuring accrual in connection with the sale of a United Kingdom business during 2004. We also note that $4.3 million of the amount recognized was reflected as “other income (expense), net” in the statement of operations. Please tell us in further detail the nature and amounts of the costs comprising the total $6.4 million charge recognized and explain in detail why you believe classification of $4.3 million of this charge as “other income (expense)” is appropriate. Refer to the guidance outlined in SAB Topic 5:P, Question 2.
Response: The Company informs the Staff that the $6.4 million restructuring accrual is comprised of approximately $2.1 million of severance relating to 78 employees terminated as part of a restructuring plan in its music business accounted for in accordance with Statement No. 146 which was charged to operating expenses. Approximately $4.3 million related to the Company’s leisure business that was sold in 2004 (see the response to Comment 68 for further details). The $4.3 million was also accrued in accordance with Statement No. 146 and is comprised of approximately $1.9 million of severance and approximately $2.4 million of lease termination costs. The Company has reclassified the $4.3 million loss to “divisional operating expenses” to comply with SAB Topic 5:P, Question 2.

October 17, 2005

Note E – Long-Term Debt, page F-16
63.	Please revise to disclose the terms of your other long-term debt arrangements in addition to that with Clear Channel Communications. Refer to the requirements of Rule 5-02(22) of Regulation S-X.
Response: The Company has complied with this comment by revising the disclosure on page F-17 of the Information Statement to reflect the terms of the Company’s other long-term debt arrangements in addition to that with Clear Channel Communications.
Note F – Commitments and Contingencies
64.	Please tell us and revise the notes to your financial statements to disclose the amount of any accruals established for pending litigation and related settlements. Refer to the disclosure requirements outlined in paragraph 9 of SFAS No. 5. In case no accruals have been established, please explain why given the recent adverse ruling discussed on page 88 under the heading “Legal Proceedings”.
Response: The Company advises the Staff that it believes its disclosure in Notes F and M beginning on pages F-17 and F-24, respectively, are compliant with paragraph 9 of SFAS No. 5. The Company has recorded a $34.9 million accrual as of June 30, 2005, which includes the adverse ruling disclosed on page 95.
Note G – Related Party Transactions, page F-18
65.	Please revise to include an explanation of the allocation method used for the expenses paid by Clear Channel Communication along with management’s assertion that the method used is reasonable. Include also management’s estimate of what the expenses would have been on a stand alone basis or explain why this is not practicable. Refer to SAB Topic 1.B.1, Question 2.
Response: The Company advises the Staff that it is the Company’s understanding that SAB Topic 1.B.1 Question 2 requires an explanation of the method used to allocate expenses incurred on the Company’s behalf by Clear Channel Communications in the notes to the financial statements along with management’s assertion that the method used is reasonable and an estimate of what the expenses would have been on a stand-alone basis. The Company discusses the allocation method used beginning on page F-18 and has added a statement that management believes the allocation method to be reasonable and that management believes the expenses allocated to be materially the same as the amount that would have been incurred on a stand-alone basis.
66.	We refer to your disclosure of the transition services agreement on page 109. Please provide more details of this arrangement in the notes to the financial statements and

October 17, 2005

explain how the expenses for these services are determined. Include a discussion of whether the costs are comparable to market rates.
Response: The Company advises the Staff that it has not finalized the terms of the transitional services agreement, primarily relating to the period of time Clear Channel Communications will provide the services subsequent to the spin-off. The notes to the financial statements should disclose material information that helps the reader better understand the elements comprising the account balances. The transitional services agreement was not in place for any period covered by the financial statements included in the Information Statement. However, the Company acknowledges that users of the financial statements are better informed knowing that the Company expects to continue to receive similar services to the management services disclosed in the notes to the financial statements. Therefore, the Company has added disclosure on pages F-33 and F-34 of the Information Statement.
Note H – Income Taxes
67.	Please tell us and revise Note H to explain in further detail the nature of the “tax contingencies” which impacted the amounts of the tax provisions recognized during all periods presented in your financial statements. As part of your response, you should also explain why recognition of provisions (or benefits) for these tax contingencies was appropriate.
Response: The Company advises that Staff that for the twelve months ended December 31, 2004, 2003, and 2002, the Company recorded $4.9 million, $22.3 million, and $8.8 million respectively, related to tax contingencies. These amounts related to potential tax expense and interest that could be assessed by the taxing authorities upon audit related to various tax planning items implemented in that year or earlier years. In 2004, certain of the Company’s IRS audits were settled and $11.0 million in amounts previously accrued as additional tax expense pertaining to the settled years were reversed into income as a reduction of current period tax expense. The audit settlement also resulted in the reversal of $96.4 million in amounts previously recorded as contingent tax liabilities and additional purchase price adjustments in connection with a prior acquisition. The $96.4 million reduction in contingent tax liabilities resulted in an offsetting adjustment to goodwill. The Company has revised Note H on pages F-19, F-20 and F-21 of the Information Statement.
Note K – Other Information, page F-22
68.	We note that you have reflected gains and losses on sale of operating and fixed assets as a component of other income (expense), net. Please revise to reflect these gains and losses as a component of operating income or explain why you do not believe this

October 17, 2005

is required. Refer to the guidance outlined in paragraphs 25 and 45 of SFAS No.144 and footnote 68 to SAB Topic 13.
Response: The Company advises the Staff that for the year ended December 31, 2004, 2003, and 2002, the Company recorded a loss of $10.7 million (including a $4.3 million restructuring accrual which the Company has addressed in its response to Comment 62), and gains of $1.0 million and $15.2 million, respectively, in “Other income (expense) — net”. The loss of $6.4 million related to the Company’s sale of its leisure business on May 10, 2004, which involved the management of approximately 40 general leisure centers across the United Kingdom (swimming pools, gyms, tennis courts, playing fields etc.). The gain of $15.2 million related to the sale of the Company’s cinemas and bingo businesses on April 5, 2002, which consisted of approximately 12 cinemas and approximately 5 bingo halls again in the United Kingdom.
SFAS No. 144 states that impairment losses recognized for a long-lived asset that will be held and used (paragraph 25) and a gain or loss recognized on the sale of a long-lived asset that is not a component of an entity (paragraph 45) shall be included in “other general expenses” (footnote 68 to SAB Topic 13), a component of income from continuing operations. The Company believes that the sales described above met the criteria in paragraph 41 of SFAS No. 144 to be considered a component of an entity. The Company chose to disclose the losses as a non-operating component of continuing operations rather than discontinued operations as a separate component of income before extraordinary items and the cumulative effect of accounting changes based on a consideration of materiality.
In assessing materiality, the Company did not consider the gain or loss related to these transactions as an appropriate measure of materiality, given its essentially breakeven results in 2004 and 2002. Rather, the Company assessed materiality based on revenue of these operations as a percent of total revenues. Revenue for leisure business was approximately $14.4 million or 0.1% of total revenue, $38.5 million or 1% of total revenue and $36.3 million or 1% of total revenue, during 2004, 2003 and 2002, respectively. Revenue for the cinemas and bingo businesses was $5.6 million or 0.2% of total revenue for 2002. Income before tax for the leisure business was a loss of approximately $0.8 million, a loss of $2.4 million and income of $1.5 million, during 2004, 2003 and 2002, respectively. Income before tax for the cinemas and bingo businesses was $1.2 million during 2002.
The Company received proceeds of $0.2 million and $33.2 million on the disposal of the leisure, cinemas and bingo businesses, respectively. The net book value at the time of sale was $10.9 million and $17.9 million for the leisure, cinemas and bingo businesses, respectively.

October 17, 2005

69.	Please explain why you believe it is appropriate to reflect royalty payments made to Clear Channel Communications as a component of “other income (expense)” rather than as a component of operating income. We may have further comment upon receipt of your response.
Response: The Company advises the Staff that it will reclassify the royalty payments to corporate expenses, a component of operating income.
70.	Please clarify for us the nature of the items “investments in theatrical productions” and “assets held in escrow” in other current assets. Include details of how you acquire these assets and how the assets are valued and evaluated for potential impairments.
Response: The Company advises the Staff that the Company has made advances to cover production costs in various theatrical shows being developed. The advances are valued based on the amount invested less any subsequent distributions received. These assets are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Additionally, assets held in escrow are primarily amounts held for others through the Company’s position as an agent to both artists and athletes. When payments are made to these artists or athletes for whom the Company has an agent relationship, the funds belonging to the artists or athletes are recorded here, along with an offsetting liability, until the funds are transferred. They are valued based on the amount of cash currently held in escrow.
Note L – Segment Data, page F-23
71.	Please revise to include the disclosures of revenues and long-lived assets by geographic area. Refer to SFAS 131, paragraph 38.
Response: The Company has complied with this comment by revising Note L beginning on page F-23 of the Information Statement and page F-35 of the Information Statement to include geographic information.
CCE Spinco, Inc. Financial Statements for the period ended June 30, 2005, page F-25
72.	Please address our comments on the company’s audited financial statements in the interim financial statements, where applicable.
Response: The Company has complied with this comment.

October 17, 2005

General
73.	Please update the financial statements, if necessary, as required by Rule 3-12 of Regulation S-X.
Response: The Company has complied with this comment.
******

October 17, 2005

     If you have any additional comments or questions, please feel free to contact the undersigned at (210) 270-9367 or Roy Goldman at (212) 318-3219.

Very truly yours,

/s/ Daryl L. Lansdale, Jr.
Daryl L. Lansdale, Jr.
Enclosures

cc:	Ted Yu (Securities and Exchange Commission)
Cheryl Grant (Securities and Exchange Commission)
Linda Cverkel (Securities and Exchange Commission)
Heather Tress (Securities and Exchange Commission)
Randall T. Mays (Clear Channel Communications, Inc.)
John T. Tippit (Clear Channel Communications, Inc.)
Hamlet T. Newsom Jr. (Clear Channel Communications, Inc.)
Roy L. Goldman (Fulbright & Jaworski L.L.P.)
John W. White (Cravath, Swaine & Moore LLP)